UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule  101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer
Date: August 18, 2009

2

Exhibit Index
Exhibit 99.1 – Press Release

3

Exhibit 99.1
AirMedia Announces Unaudited Second Quarter 2009 Financial Results
Beijing, China — August 17, 2009 — AirMedia Group Inc. (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Financial and Business Highlights
•	Total revenues increased by 23.7% year-over-year to US$36.8 million.
•	Net loss attributable to AirMedia Group Inc.’s shareholders was US$7.0 million. Basic and diluted loss per ADS were both US$0.11.
•
Adjusted net loss (non-GAAP), which is net loss attributable to AirMedia Group Inc.’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets was US$5.4 million. Adjusted basic and diluted net loss per ADS (non-GAAP) were both US$0.08.

“Despite the weak economic environment in the first quarter of 2009 during which time most orders for the second quarter were placed, we still achieved a 23.7% year-over-year and 12.3% quarter-over-quarter growth of total revenues in the second quarter of 2009. We believe it indicated that the worst impact of the economic slowdown was over,” said Herman Guo, chairman and chief executive officer of AirMedia. “Although bottom-line loss increased as expected primarily due to new concession rights added, our market position had never been so strong. In the near term, we intend to shift our focus to increasing utilization rates of existing media resources in order to reap the benefits of our strengthened network.”
Mr. Guo continued, “Economic statistics for the first half of 2009 indicated that China is in the frontlines of the global economic recovery. Advertisers have also been encouraged to convert their advertising budgets into orders. We believe the valuable media resources we captured during the economic downturn will return tremendous commercial benefits in a period of economic recovery and growth.”
Conor Yang, AirMedia’s chief financial officer, added, “Our investments in media resources will start to generate returns after a certain lead-time. Incremental concession fees for traditional media concession rights in Beijing and Shenzhen airports were the main reason for the loss in the second quarter of 2009. We expect newly acquired traditional media will gradually contribute more revenues. In the mean time, we are also in the process of renegotiating with major airports in an effort to reduce concession fees. We also expect our nationwide media network covering Sinopec’s service stations to be accretive to earnings from the beginning of 2010.”

Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	June 30,	% of Total	March 31,	% of Total	June 30,	% of Total	Growth	Growth
	2009	Revenues	2009	Revenues	2008	Revenues	Rate	rate
Digital frames	16,474	44.7%	12,049	36.8%	10,960	36.8%	50.3%	36.7%
Digital TV screens in airports	9,117	24.8%	12,233	37.3%	13,143	44.1%	-30.6%	-25.5%
Digital TV screens on airplanes	3,932	10.7%	2,826	8.6%	4,636	15.6%	-15.2%	39.1%
Traditional media in airports	5,680	15.4%	3,994	12.2%	104	0.3%	5,361.5%	42.2%
Other displays	1,616	4.4%	1,684	5.1%	931	3.2%	73.6%	-4.0%

Total revenues	36,819	100.0%	32,786	100.0%	29,774	100.0%	23.7%	12.3%

Net revenues	36,295		31,702		28,489		27.4%	14.5%
Total revenues for the second quarter of 2009 reached US$36.8 million, representing a year-over-year increase of 23.7% from US$29.8 million and a quarter-over-quarter increase of 12.3% from US$32.8 million. The year-over-year increase was due to increases in revenues from digital frames in airports, traditional media in airports and other displays. The quarter-over-quarter increase was due to increases in revenues from digital frames in airports, traditional media in airports and digital TV screens on airplanes.
Revenues from digital frames in airports
Revenues from digital frames in airports for the second quarter of 2009 increased by 50.3% year-over-year and by 36.7% quarter-over-quarter to US$16.5 million. The year-over-year and quarter-over-quarter increases were due to an increase in the number of time slots sold which were partially offset by a decrease in the average advertising revenue per time slot sold (or the “ASP”). Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the second quarter of 2009 increased by 374.0% year-over-year and by 67.6% quarter-over-quarter to 5,683 time slots. The year-over-year and quarter-over-quarter increases were due to continued sales efforts and growing acceptance of AirMedia’s digital frames. AirMedia’s digital frames were operated in 28 airports in the second quarter of 2009, up from 16 airports at the end of the second quarter of 2008, and up from 25 airports at the end of the first quarter of 2009. The number of time slots available for sale for the second quarter of 2009 increased by 150.7% year-over-year and by 9.6% quarter-over-quarter to 26,277 time slots. The year-over-year increase was primarily due to an increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the commencement of operations of digital frames in three additional airports during the second quarter of 2009 and the full-quarter operations of the digital frames in three airports, which AirMedia commenced to operate in the middle of the previous quarter. The utilization rate of digital frames for the second quarter of 2009 increased by 10.2 percentage points year-over-year and 7.5 percentage points quarter-over-quarter to 21.6%, primarily due to the increase in the number of time slots sold.
The ASP of digital frames for the second quarter of 2009 decreased by 68.3% year-over-year and by 19.1% quarter-over-quarter to US$2,899. The year-over-year decrease was due to the fact that revenues from digital frames in the Beijing Capital International Airport, where listing price was significantly higher than those in other airports, accounted for a smaller portion of total revenues from digital frames in the second quarter of 2009 than in the same period one year ago as revenues from digital frames in other airports ramped up. The quarter-over-quarter decrease was primarily due to higher discounts offered in the second quarter of 2009.

Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the second quarter of 2009 decreased by 30.6% year-over-year and by 25.5% quarter-over-quarter to US$9.1 million, primarily due to a decrease in the number of time slots sold.
The number of time slots sold for the second quarter of 2009 decreased by 26.7% year-over-year and by 29.7% quarter-over-quarter to 5,856 time slots. The year-over-year decrease was due to the weak economic environment in the first quarter of 2009, during which time most orders for the second quarter were placed. The quarter-over-quarter decrease was because advertisers shifted their budget allocations from digital TV screens in airports to digital frames in airports as a result of higher discounts offered for digital frames. The number of time slots available for sale for the second quarter of 2009 increased by 1.5% year-over-year and decreased by 1.4% quarter-over-quarter to 25,350 time slots. The utilization rate for the second quarter of 2009 decreased by 8.9 percentage points year-over-year and by 9.3 percentage points quarter-over-quarter to 23.1% primarily due to the decrease in the number of time slots sold.
The ASP of digital TV screens in airports for the second quarter of 2009 decreased by 5.3% year-over-year, primarily due to higher discounts offered, and increased by 6.1% quarter-over-quarter to US$1,557.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the second quarter of 2009 decreased by 15.2% year-over-year and increased by 39.1% quarter-over-quarter to US$3.9 million. The year-over-year decrease was due to a decrease in the number of time slots sold. The quarter-over-quarter increase was due to increases in both the number of time slots and the ASP of digital TV screens on airplanes.
The number of time slots sold for the second quarter of 2009 decreased by 20.1% year-over-year due to the weak economic environment in the first quarter of 2009, during which time most orders for the second quarter were placed, and increased by 14.0% quarter-over-quarter to 187 time slots. The number of time slots available for sale for the second quarter of 2009 remained the same year-over-year and decreased by 13.3% quarter-over-quarter to 468 time slots. The quarter-over-quarter decrease in time slots available for sale was primarily due to East Star Airlines’ suspension of business in the middle of March. The utilization rate for the second quarter of 2009 decreased by 10.0 percentage points year-over-year and increased by 9.6 percentage points quarter-over-quarter to 40.0%. The quarter-over-quarter increase was primarily due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale.
The ASP of digital TV screens on airplanes for the second quarter of 2009 increased by 6.2% year-over-year and by 22.3% quarter-over-quarter to US$21,026. The quarter-over-quarter increase in the ASP was due to lower discounts offered in the second quarter of 2009 as well as the change in the mix of the time slots sold. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than those sold on the other airlines, accounted for a higher percentage in the second quarter of 2009.
Revenues from traditional media in airports
Please note that part of the prior comparative figure of “Other Displays” has been reclassified to “Traditional Media in Airport” to conform to the current presentation.
Revenues from traditional media in airports for the second quarter of 2009 primarily included revenues from traditional media in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport, as well as revenues from billboards and painted advertisement on gate bridges in airports. Revenues from traditional media in airports for the second quarter of 2009 increased by 5,361.5% year-over-year and by 42.2% quarter-over-quarter to US$5.7 million. The year-over-year increase resulted from a number of new business initiatives including consolidation of revenues from acquired billboards and painted advertisement on gate bridges in the third quarter of 2008, commencement of operations in Wenzhou Yongqiang Airport in November 2008, and commencement of operations of traditional media in Beijing and Shenzhen airports in April 2009. The quarter-over-quarter increase was primarily due to commencement of operations of traditional media in Beijing and Shenzhen airports.

The number of locations sold for the second quarter of 2009 increased by 29.9% quarter-over-quarter to 313 locations due to the incremental sales of traditional media in Beijing and Shenzhen airports. The number of locations available for sale for the second quarter of 2009 increased by 85.2% quarter-over-quarter to 1,100 locations due to commencement of operations of traditional media in Beijing and Shenzhen airports. The utilization rate of traditional media for the second quarter of 2009 decreased by 12.1 percentage points quarter-over-quarter to 28.5% primarily due to the increase in the number of new locations available for sale.
The ASP of traditional media for the second quarter of 2009 increased by 9.5% quarter-over-quarter to US$18,162.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for the second quarter of 2009 was US$524,000, representing a year-over-year decrease of 59.2% from US$1.3 million and a quarter-over-quarter decrease of 51.7% from US$1.1 million.
Net revenues for the second quarter of 2009 reached US$36.3 million, representing a year-over-year increase of 27.4% from US$28.5 million and a quarter-over-quarter increase of 14.5% from US$31.7 million.
Cost of Revenues
Cost of revenues for the second quarter of 2009 was US$36.8 million, representing a year-over-year increase of 110.4% from US$17.5 million and a quarter-over-quarter increase of 42.1% from US$25.9 million. The year-over-year and quarter-over-quarter increases were primarily due to an increase in concession fees in connection with the expansion of AirMedia’s business. Cost of revenues as a percentage of net revenues in the second quarter of 2009 was 101.3%, representing a year-over-year increase from 61.4% in the same period one year ago and a quarter-over-quarter increase from 81.7% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media in airports and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession rights contract is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the second quarter of 2009 were US$28.1 million, representing a year-over-year increase of 146.5% from US$11.4 million and a quarter-over-quarter increase of 47.8% from US$19.0 million, primarily due to newly entered or renewed concession rights contracts during the respective period. Concession fees as a percentage of net revenues in the second quarter of 2009 was 77.3%, compared to 40.0% in the same period one year ago and 59.9% in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily because incremental concession fees associated with new concession rights contracts were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts would take time to ramp up.

Gross Profit/Loss
Gross loss for the second quarter of 2009 was US$488,000, compared to gross profit of US$11.0 million in the same period one year ago and gross profit of US$5.8 million in the previous quarter.
Gross loss as a percentage of net revenues for the second quarter of 2009 was negative 1.3%, compared to gross income as a percentage of net revenues of 38.6% in the same period one year ago and 18.3% in the previous quarter. The year-over-year and quarter-over-quarter decreases in gross profit as a percentage of net revenues were primarily due to the increase in concession fees.
Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	June 30,	% of Net	March 31,	% of Net	June 30,	% of Net	Growth	Growth
	2009	Revenues	2009	Revenues	2008	Revenues	rate	rate
Selling and marketing expenses	2,741	7.5%	2,970	9.4%	2,110	7.4%	29.9%	-7.7%
General and administrative expenses	5,178	14.3%	5,111	16.1%	2,849	10.0%	81.7%	1.3%

Total operating expenses	7,919	21.8%	8,081	25.5%	4,959	17.4%	59.7%	-2.0%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	6,303	17.4%	6,253	19.7%	3,769	13.2%	67.2%	0.8%

Total operating expenses for the second quarter of 2009 were US$7.9 million, representing a year-over-year increase of 59.7% from US$5.0 million and a quarter-over-quarter decrease of 2.0% from US$8.1 million.
Total operating expenses for the second quarter of 2009 included share-based compensation expenses of US$1.0 million, compared to share-based compensation expenses of US$1.1 million in the same period one year ago and US$1.2 million in the previous quarter. Adjusted operating expenses (non-GAAP) for the second quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$6.3 million, an increase of 67.2% year-over-year from US$3.8 million, and remained approximately unchanged from the previous quarter. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the second quarter of 2009 was 17.4%, compared to 13.2% in the same period one year ago and 19.7% in the previous quarter.
Please refer to the attached table for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the second quarter of 2009 were US$2.7 million, including $233,000 of share-based compensation expenses, representing a year-over-year increase of 29.9% from US$2.1 million and a quarter-over-quarter decrease of 7.7% from US$3.0 million. The year-over-year increase was primarily due to the expansion of the direct sales force and higher marketing and promotion expenses. The quarter-over-quarter decrease was primarily due to lower marketing expenses partially offset by the increase in the expenses related to the expansion of the direct sales force.
General and administrative expenses for the second quarter of 2009 were US$5.2 million, including US$777,000 of share-based compensation expenses, representing a year-over-year increase of 81.7% from US$2.8 million and a quarter-over-quarter increase of 1.3% from US$5.1 million. The year-over-year increase was primarily due to higher amortization of acquired intangible assets, increased professional expenses, headcount increase, increased expenses of office and utilities, and higher travel expenses.

Income/Loss from Operations
Loss from operations for the second quarter of 2009 was US$8.4 million, as compared to income from operations of US$6.0 million in the same period one year ago and loss from operations of US$2.3 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the second quarter of 2009, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$6.8 million, compared to adjusted income from operations (non-GAAP) of US$7.2 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$436,000 in the previous quarter. Adjusted operating margin (non-GAAP) for the second quarter of 2009, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 18.7%, compared to 25.4% in the same period one year ago and negative 1.4% in the previous quarter.
Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit
Income tax benefit for the second quarter of 2009 was US$653,000 compared to income tax benefit of US$74,000 in the same period one year ago and income tax benefit of US$123,000 in the previous quarter. The effective income tax rate for the second quarter of 2009 was 8.5%, compared to negative 1.0% in the same period one year ago and 8.7% in the previous quarter. The year-over-year increase in effective income tax rate was primarily due to the cessation of tax exemption period for one of our most profitable subsidiaries which ended in fiscal year 2008.
Net Income/Loss
Net loss attributable to AirMedia Group Inc.’s shareholders for the second quarter of 2009 was US$7.0 million, compared to net income of US$7.3 million in the same period one year ago and net loss of US$1.3 million in the previous quarter. The basic net loss per ADS for the second quarter of 2009 was US$0.11, compared to basic net income per ADS of US$0.11 in the same period one year ago and basic net loss per ADS of US$0.02 in the previous quarter. The diluted net loss per ADS for the second quarter of 2009 was US$0.11, compared to diluted net income per ADS of US$0.11 in the same period one year ago and diluted net loss per ADS of US$0.02 in the previous quarter.
Adjusted net loss (non-GAAP) for the second quarter of 2009, which is net income attributable to AirMedia Group Inc.’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$5.4 million, compared to adjusted net income (non-GAAP) of US$8.5 million in the same period one year ago and adjusted net income (non-GAAP) of US$577,000 in the previous quarter. Basic adjusted net loss per ADS (non-GAAP) for the second quarter of 2009 was US$0.08, compared to basic adjusted net income per ADS (non-GAAP) of US$0.13 in the same period one year ago and basic adjusted net income per ADS (non-GAAP) of US$0.01 in the previous quarter. Diluted adjusted net loss per ADS (non-GAAP) for the second quarter of 2009 was US$0.08, compared to diluted adjusted net income per ADS (non-GAAP) of US$0.12 in the same period one year ago and diluted adjusted net income per ADS (non-GAAP) of US$0.01 in the previous quarter.
Please refer to the attached table for a reconciliation of net income and basic and diluted net income per ADS under U.S. GAAP to adjusted net income and basic and diluted adjusted net income per ADS (non-GAAP).
Cash, Restricted Cash and Short-term Investments
AirMedia continued to maintain a strong balance sheet. Excluding restricted cash of US$25.6 million, Cash and short-term investments totaled US$118.9 million as of June 30, 2009, compared to US$146.8 million as of March 31, 2009, and US$161.5 million as of December 31, 2008.

ADS Repurchases
On December 29, 2008, AirMedia’s board of directors authorized, but not obligated, AirMedia to repurchase up to US$50 million worth of its own outstanding American Depositary Shares (“ADSs”) throughout 2009. AirMedia didn’t conduct ADS repurchases in the second quarter of 2009. As of August 17, 2009, the aggregate number of ADSs AirMedia had repurchased on the open market was still 1,646,502 ADSs, the same as the number disclosed in the first quarter 2009 earnings release.
Other Recent Developments
AirMedia have installed three mega-size LED screens, each measuring 76 square meters (or 818.38 square feet), above all of the domestic security check areas in Guangzhou Baiyun International Airport and started to operate them in August 2009.
In July 2009, Intel China Ltd. and AirMedia entered into a strategic collaboration on innovative, next-generation digital signage solutions. The cooperation is expected to significantly enhance the ability of AirMedia’s digital frames to display more innovative and diversified advertising formats such as flash and video.
On July 10, 2009, under its 2007 Share Incentive Plan, AirMedia granted certain employees, directors and consultants options to purchase a total of 5,434,500 ordinary shares with the exercise price of US$2.69 per ordinary share, or US$5.38 per ADS, same as the closing price of its ADSs on July 9. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant. The quarterly incremental share-based compensation expenses associated with this grant will be US$587,000.
In June and April 2009, AirMedia separately entered into definitive agreements to acquire 100% of the equity interest in Dominant City Ltd., and 100% of the equity interest in Beijing Union of Friendship Advertising Media Co., Ltd., which operate various media resources in a number of airports including Guangzhou and Hangzhou airports, with total consideration of US$7.8 million. The transactions were closed in the third quarter of 2009.
In April 2009, AirMedia started to operate traditional advertising formats at Terminals 1, 2, and 3 of Beijing Capital International Airport.
In April 2009, AirMedia started to operate the light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport.
In the second quarter of 2009, AirMedia started to operate TV-attached digital frames in an additional three airports located in Guiyang, Jiujiang and Ganzhou, which expanded AirMedia’s digital frame network to 28 airports.
Business Outlook
AirMedia currently expects that its total revenues for the third quarter of 2009 will be in an amount ranging from US$37.0 million to US$40.0 million, representing a year-over-year increase of 9.8% to 18.7% from the same period in 2008.
AirMedia currently expects that concession fees will be at least US$29.5 million in the third quarter of 2009 and US$35.5 million in the fourth quarter of 2009. The increases of concession fees are primarily due to the concession fee commitments under additional concession rights contracts that were recently entered into, such as concession rights of mega-size LED screens in Guangzhou airport and outdoor advertising platform in Sinopec’s service stations, and other concession rights contracts expected to be entered into soon.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	June 30,		March 31,		June 30,		Growth	Growth
	2009		2009		2008		Rate	Rate

Digital TV screens in airports
Number of airports in operation		40		41		41	-2.4%	-2.4%
Number of time slots available for sale (1)		25,350		25,714		24,982	1.5%	-1.4%
Number of time slots sold (3)		5,856		8,334		7,993	-26.7%	-29.7%
Utilization rate (4)		23.1%		32.4%		32.0%	-8.9%	-9.3%
Average advertising revenue per time slot sold (5)	US$	1,557	US$	1,468	US$	1,644	-5.3%	6.1%

Digital TV screens on airplanes
Number of airlines in operation		9		10		9	0.0%	-10.0%
Number of time slots available for sale (1)		468		540		468	0.0%	-13.3%
Number of time slots sold (3)		187		164		234	-20.1%	14.0%
Utilization rate (4)		40.0%		30.4%		50.0%	-10.0%	9.6%
Average advertising revenue per time slot sold (5)	US$	21,026	US$	17,199	US$	19,799	6.2%	22.3%

Digital frames in airports
Number of airports in operation		28		25		16	75.0%	12.0%
Number of time slots available for sale (2)		26,277		23,971		10,483	150.7%	9.6%
Number of time slots sold (3)		5,683		3,390		1,199	374.0%	67.6%
Utilization rate (4)		21.6%		14.1%		11.4%	10.2%	7.5%
Average advertising revenue per time slot sold (5)	US$	2,899	US$	3,585	US$	9,138	-68.3%	-19.1%

Traditional Media in airports
Numbers of locations available for sale (6)		1,100		594		N/A	N/A	85.2%
Numbers of locations sold (7)		313		241		N/A	N/A	29.9%
Utilization rate (8)		28.5%		40.6%		N/A	N/A	-12.1%
Average advertising revenue per location (9)	US$	18,162	US$	16,581		N/A	N/A	9.5%

Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2)
We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

(6)
We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in 10 airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light boxes and billboards sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the second quarter 2009 earnings at 8:00 PM U.S. Eastern Time on August 17, 2009 (5:00 PM U.S. Pacific Time on August 17, 2009; 8:00 AM Beijing/Hong Kong time on August 18, 2009). AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions.

Conference Call Dial-in Information
U.S.: +1 866 713 8563
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 597 5311
Pass code: AMCN
A replay of the call will be available for 1 week between 10:00 p.m. on August 17, 2009 and 10:00 p.m. on August 24, 2009, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 63530248
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 41 major airports, including all of the 30 largest airports in China. AirMedia also operates digital frames in 28 major airports. In addition, AirMedia sell advertisements on the routes operated by 12 airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net
Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: che@brunswickgroup.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	June 30,	December 31,
	2009	2008
		as adjusted(1)

ASSETS:
Current Assets:
Cash	93,838	161,534
Restricted cash	25,552	—
Short-term investments	25,095	—
Accounts receivable, net	46,715	38,386
Prepaid concession fees	35,140	32,706
Other current assets	9,969	7,830
Deferred tax assets — current	578	380

Total current assets	236,887	240,836

Prepayment for business acquisition	7,757	—
Acquired intangible assets, net	8,011	9,027
Property and equipment, net	69,296	62,443
Long-term deposits	19,365	14,724
Long-term investments	1,179	1,099
Deferred tax assets — non-current	2,282	1,762

Total Assets	344,777	329,891

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Accounts payable	15,515	15,696
Notes payable	23,032	—
Accrued expenses and other current liabilities	6,285	5,664
Deferred revenue	8,827	2,929
Income tax payable	20	852
Amounts due to related parties	408	408

Total current liabilities	54,087	25,549

Deferred tax liability — non-current	2,383	2,659

Total liabilities	56,470	28,208

Shareholders’ equity
Ordinary shares	131	134
Additional paid-in capital	264,181	268,881
Statutory reserve	5,593	5,593
Accumulated earning	7,825	16,070
Accumulated other comprehensive income	9,791	10,054

Total AirMedia Group Inc. shareholders’ equity	287,521	300,732

Noncontrolling interest	786	951

Total shareholders’ equity	288,307	301,683

Total Liabilities and Shareholders’ Equity	344,777	329,891

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2009	2009	2008
			as adjusted(1)

Revenues	36,819	32,786	29,774
Business tax and other sales tax	(524)	(1,084)	(1,285)

Net revenues	36,295	31,702	28,489
Cost of revenues	36,783	25,885	17,486

Gross profit/(loss)	(488)	5,817	11,003
Operating expenses:
Selling and marketing *	2,741	2,970	2,110
General and administrative *	5,178	5,111	2,849

Total operating expenses	7,919	8,081	4,959

Income/(loss) from operations	(8,407)	(2,264)	6,044
Interest income	461	692	1,218
Other income, net	222	152	135

Income/(loss) before income taxes	(7,724)	(1,420)	7,397
Income tax expense/(benefit)	(653)	(123)	(74)

Net income/(loss) before net income/(loss) of equity accounting investment	(7,071)	(1,297)	7,471
Net income/(loss) of equity accounting investment	37	44	(137)

Net income/(loss)	(7,034)	(1,253)	7,334

Less: Net income/(loss) attributable to noncontrolling interest	(39)	(2)	6

Net income/(loss) attributable to AirMedia Group Inc. shareholders	(6,995)	(1,251)	7,328

Net income/(loss) attributable to AirMedia Group Inc. shareholders per ordinary share
Basic	(0.05)	(0.01)	0.05
Diluted	(0.05)	(0.01)	0.05
Net income/(loss) attributable to AirMedia Group Inc. shareholders per ADS
Basic	(0.11)	(0.02)	0.11
Diluted	(0.11)	(0.02)	0.11
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — basic	130,564,714	132,801,682	133,454,562
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — diluted	130,564,714	132,801,682	139,116,185

* Share-based compensation charges included are as follow:

Selling and marketing	233	285	260
General and administrative	777	940	861

(1)
Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month period ended June 30, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS)
AND EPS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2009	2009	2008

GAAP net income/(loss) attributable to AirMedia. Group Inc. shareholders	(6,995)	(1,251)	7,328
Amortization of acquired intangible assets	606	603	69
Share-based compensation	1,010	1,225	1,121

Adjusted net income/(loss) (non-GAAP)	(5,379)	577	8,518

Basic adjusted net income/(loss) per share (non-GAAP)	(0.04)	0.00	0.06
Diluted adjusted net income/(loss) per share (non-GAAP)	(0.04)	0.00	0.06

Basic adjusted net income/(loss) per ADS (non-GAAP)	(0.08)	0.01	0.13
Diluted adjusted net income/(loss) per ADS (non-GAAP)	(0.08)	0.01	0.12

Shares used in computing adjusted basic net income/(loss) per share (non-GAAP)	130,564,714	132,801,682	133,454,562
Shares used in computing adjusted diluted net income/(loss) per share (non-GAAP)	130,564,714	132,801,682	139,116,185

Note:
The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	June 30,	March 31,	June 30,
	2009	2009	2008

GAAP operating expenses	7,919	8,081	4,959
Amortization of acquired intangible assets	606	603	69
Share-based compensation	1,010	1,225	1,121

Adjusted operating expenses (non-GAAP)	6,303	6,253	3,769

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	17.4%	19.7%	13.2%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	June 30,	March 31,	June 30,
	2009	2009	2008

Income/(loss) from operations	(8,407)	(2,264)	6,044
Amortization of acquired intangible assets	606	603	69
Share-based compensation	1,010	1,225	1,121

Adjusted Income/(loss) from operations (non-GAAP)	(6,791)	(436)	7,234

Adjusted Operating margin (non-GAAP)	-18.7%	-1.4%	25.4%